Exhibit 99(a)(1)(D)

Form of Letter to Shareholders Who Have
Requested Information Regarding the Offer by

MADISON HARBOR BALANCED STRATEGIES, INC.

To Purchase for Cash 2,060 of Its Issued and Outstanding Shares at a
Purchase Price Equal to 90% of Net Asset Value at September 30, 2007

Dear Shareholder:

Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated November 2, 2007 of Madison Harbor Balanced Strategies, Inc. (the “Fund”) and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 2,060 shares of its issued and outstanding common stock, par value $0.0001 per share (the “Shares”), for cash at a price of $921.49 per Share, which is equal to the net asset value of the Fund per Share determined as of September 30, 2007, discounted by 10% upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 2007 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the “Offer”). THE OFFER EXPIRES AT 5:00 P.M., EASTERN TIME, ON NOVEMBER 30, 2007, UNLESS EXTENDED (THE “EXPIRATION DATE”).

Neither the Fund nor its Board of Directors nor Madison Harbor Capital Management, LLC (the Fund’s investment adviser) is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult the shareholder’s own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

Your attention is called to the following:

1.                Unless extended, the Offer expires at 5:00 P.M. Eastern Time on November 30, 2007 and at any time prior to 5:00 P.M. Eastern Time on the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time after December 27, 2007, any shareholder may withdraw any amount of the Shares that the shareholder has tendered.

2.                The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

3.                If more than 2,060 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering shareholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each shareholder during the period the Offer is open and not timely withdrawn), unless the Fund determines not to purchase any Shares.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the transfer agent at the number indicated in the Offer to Purchase.

Very truly yours,
MADISON HARBOR BALANCED STRATEGIES, INC.